Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-153584 and 333-153584-01

October 27, 2010

Kilroy Realty, L.P.

$325,000,000

5.000% Senior Notes due 2015

Fully and Unconditionally Guaranteed by

Kilroy Realty Corporation

Issuer:	Kilroy Realty, L.P.

Guarantor:	Kilroy Realty Corporation

Aggregate Principal Amount Offered:	$325,000,000 aggregate principal amount of Notes

Maturity Date:	November 3, 2015

Coupon:	5.000% per year, accruing from November 3, 2010

Coupon Payment Dates:	May 3 and November 3, commencing May 3, 2011

Price to Public:	99.939% of the principal amount, plus accrued interest, if any

Yield to Maturity:	5.014%

Benchmark Treasury:	1.250% due September 30, 2015

Spread to Benchmark Treasury:	plus 370 basis points

Benchmark Treasury Yield:	1.314%

Redemption:	Make-whole redemption at the Treasury Rate (as defined) plus 50 basis points.

Trade Date:	October 27, 2010

Settlement Date:	November 3, 2010 (T+5)*

Rating:	Baa3 by Moody’s Investors Service (stable outlook) and BBB- by Standard and Poor’s Ratings Services (stable outlook)[1]

CUSIP:	49427FAA6

ISIN:	US49427FAA66

Joint Bookrunners:	Barclays Capital Inc. Banc of America Securities LLC J.P. Morgan Securities LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC RBC Capital Markets Corporation Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

1 Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

* Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days (such settlement being referred to as “T+3”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this Issuer Free Writing Prospectus or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of this Issuer Free Writing Prospectus or the next succeeding business day should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or by email to barclaysprospectus@broadbridge.com or by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or by email to dg.prospectus_requests@baml.com or by calling J.P. Morgan Securities LLC collect at (212) 834-4533.